UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2005 (report no. 3)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Partners with Venezuela-based Eniac For Sales and Support in Latin America. Dated: May 31, 2005.

2. Press Release: Fenaco Selects Retalix StorePoint for Rollout in All 640 Sites of Its Volg Chain in Switzerland. Dated: May 31, 2005.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         RETALIX LIMITED


Date: June 5, 2005                       By: /s/ Guy Geri
                                             -----------------------
                                             Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit


10.1 Press Release: Retalix Partners with Venezuela-based Eniac For Sales and Support in Latin America. Dated: May 31, 2005.

10.2 Press Release: Fenaco Selects Retalix StorePoint for Rollout in All 640 Sites of Its Volg Chain in Switzerland.
                  Dated: May 31, 2005.

                                  EXHIBIT 10.1


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                   Retalix Partners with Venezuela-based Eniac
                     For Sales and Support in Latin America

                Partnership offers Retalix StoreLine, StorePoint,
             and PocketOffice solutions to Latin American retailers



Ra'anana, Israel, May 31, 2005 - Retalix Ltd. (NASDAQ: RTLX) announced today that it has entered into a partnership with Eniac, a software and services company based in Venezuela, to market and support Retalix's StoreLine, StorePoint, and PocketOffice products in Latin America.

As part of the agreement, Eniac has established a retail team that will focus on sales and support of Retalix solutions in Venezuela, Puerto Rico and Colombia. Retalix and Eniac already have won two customers for StoreLine in Venezuela, and a number of other prospects are currently evaluating
Retalix's solutions.

Eniac is a prominent provider of Information Technology in Latin America and is the leading solution provider of EDI, B2B applications and Electronic Commerce solutions in the region with more than 350 corporations that successfully use its solutions.

Following requests made by several important customers in the retail industry, Eniac partnered with Retalix to deliver Retalix's market leading enterprise software applications to satisfy the requirements of Latin American retail chains for world-class, integrated software solutions.

o Retalix StoreLine is an advanced in-store solution that addresses grocery industry requirements by offering hardware-independent POS, back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats.
o Retalix StorePoint is a comprehensive family of applications, which provide operators of convenience stores, fueling stations and quick service restaurants with the flexibility to support their multi-concept sites, combining various food service, fuel and retail formats, with one integrated solution.
o Retalix PocketOffice is a suite of integrated mobile applications, which allow operators to perform many back-office operations without leaving their locations on the floor.

"Retalix's advanced technology and powerful tailored solutions, along with Eniac's capability to implement and support them, provide a strong foundation for the successful introduction of the Retalix product family in the Latin American market," commented Jaime Fontecilla, Eniac's Director of Technology.

"We view Latin America as a strategic part of our long-term growth plans," said Barry Shaked, CEO of Retalix Ltd. "Eniac, with its many years of experience delivering advanced enterprise software systems to corporate customers in Latin America, is a very qualified partner to market and support our products in this region. We are already witnessing very good prospects arising from this new partnership, and we are excited about the potential of this relationship to contribute to Retalix's future growth in the region."

About Eniac

Established in 1974, ENIAC has operations in Latin America, the Caribbean basin, Puerto Rico, Colombia and Mexico as an Information Technology solutions provider including software development, software distribution, technical support and system integration. In Venezuela, Eniac has offices in Caracas and Valencia. Some of its operations with affiliates and business partners cover different Latin American and Caribbean countries. In Puerto Rico, Eniac has the affiliate company The Eniac Corporation, a small representation office in Colombia and in Mexico, another affiliate company called XopanTech. For more information, please visit the company's web site at: www.eniac.com

About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the ability to complete the conditions necessary for TCI's merger with Retalix, the integration of Retalix's acquisition of TCI as well as its other acquisitions, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control.
This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #

                                  EXHIBIT 10.2

CCG Investor Relations                               Retalix Ltd.
Crocker Coulson, President                           Barry Shaked, CEO
 (310) 231-8600                                      Danny Moshaioff, CFO
crocker.coulson@ccgir.com                            (011) 972-9-776-6600
                                                     (760) 931-6940


FOR IMMEDIATE RELEASE

                  Fenaco Selects Retalix StorePoint for Rollout
                in All 640 Sites of Its Volg Chain in Switzerland

                With Retalix StorePoint, the Swiss grocery chain
                 will standardize its technology across all its
                  regions, running stores in all three official
                                 Swiss languages

Ra'anana, Israel, May 31, 2004 - Retalix Ltd. (Nasdaq: RTLX) today announced that the Swiss cooperative fenaco has committed to roll out Retalix StorePoint solutions in all 640 existing stores and also in all future sites of its Volg chain throughout Switzerland. In addition, fenaco has approved the ongoing pilot in its LANDI chain and the start of roll out is scheduled for the third quarter of 2005.

Volg is a classic Swiss grocery store, located in small villages and towns, supplying daily needed products such as fresh food and household goods. Volg is part of fenaco, a cooperative of Swiss farmers based in Bern, with an annual turnover of $3.2 Billion US.

Following successful pilots, Volg will install StorePoint's touch-based point of sale and back office applications, integrated with the Retalix chain management solution, which will be connected to and managed by the fenaco head office systems.

Retalix StorePoint's extensive support of international features provides full compatibility with Swiss tax and financial regulations, as well as enabling fenaco to standardize its technology across all its regions and chains, while running its stores in all three official Swiss languages.

For this project, Retalix is partnering with Bison Systems, with Retalix providing the software solution and Bison providing hardware, integration, project and rollout services. Bison is also in charge of second level support and maintenance. Retalix and Bison have been business partners since 1999. Other customers using Retalix software in Switzerland, and serviced by Bison include "avec. Convenience-Stores" and "k Kiosk," the leading Swiss newspaper and tobacco kiosk-based retailer.

Mr. Erwin Stockli, Director of IT, logistics and services of Volg, commented:
"The cooperation with both Retalix and Bison is a critical milestone in fenaco's Touch4Retail project, and will help us realize our vision of standardizing our technology platform across our retail chains and stores with a single, rich and flexible solution. We have selected Retalix StorePoint because of its extensive functionality at the POS, extensive manager functions at the site, as well as the tight head office control and integrated data flow between the stores and fenaco head office systems."

According to Avinoam Bloch, Chief Operating Officer - International, "We are very pleased to provide fenaco with the flexible and comprehensive solution that precisely meets their requirements and enables them to standardize IT platforms across their retail chains and varied regions. StorePoint proves again it is an excellent fit to the varied demands of the international market. This project also extends the successful partnership we have had with Bison since 1999."

About Volg
Volg manages 640 stores throughout Switzerland. It specializes in supplying small villages with grocery stores to provide for the inhabitants' daily needs; fresh fruit and vegetables, bread, cheese, meat and other household goods. It is part of fenaco, a cooperative of Swiss Farmers, which has annual sales of approx. $ 3.2 Billion and over 7,000 employees. It unites 59,000 members of various agricultural cooperatives and 450 LANDI, which improve and market agricultural goods.
http://www.volg.ch/
http://www.fenaco.ch

About Bison
Bison Systems Ltd., with headquarters in Sursee, Switzerland provides system-integration services nationwide. Bison is part of the PC-WARE Group, with headquartes in Leipzig, Germany. PC-WARE is a European Microsoft LAR operating in 10 European countries and one of the leading system-integrators in Germany. Bison's portfolio consists of workplace, server, LAN/WAN and storage installations, software sales and licensing, retail systems (POS), Voice over IP telephone (VoIP) and Point of Information (P.O.I) solutions. With over 150 employees operating from its offices in Sursee, Bern and Winterthur, Bison is offering its professional services for both SMB and Retail markets. For further information, please visit the Company's website at www.bison-systems.ch

About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #